UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 001-35565

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

AbbVie Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2025 and 2024 and for the Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

AbbVie Savings Plan

CONTENTS

December 31, 2025 and 2024 and for the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of AbbVie Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AbbVie Savings Plan (the Plan) as of December 31, 2025, and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025, and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 24, 2026

4

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

(Dollars in thousands)

	2025	2024
Assets
Investments, at fair value	$15,718,310	$13,183,237
Employer contributions receivable	152,317	128,764
Notes receivable from participants	81,721	76,683
Transactions pending investment	—	229

Total assets	15,952,348	13,388,913

Liabilities
Accrued investment management fees	109	104
Transactions pending redemption	310	999

Total liabilities	419	1,103

NET ASSETS AVAILABLE FOR BENEFITS	$15,951,929	$13,387,810

The accompanying notes are an integral part of these statements.

5

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2025

(Dollars in thousands)

Additions
Contributions
Employer	$384,684
Participant	468,482
Rollovers	82,234

Total contributions	935,400

Investment income
Net appreciation in fair value of investments	2,556,605
Interest and dividends	87,928

Net investment income	2,644,533

Interest income on notes receivable from participants	5,509

Total additions	3,585,442

Deductions
Benefits paid to participants	1,123,737
Other expenses	4,640

Total deductions	1,128,377

Net increase prior to transfers	2,457,065

Transfers to the Plan	107,054

NET INCREASE	2,564,119

Net assets available for benefits
Beginning of year	13,387,810

End of year	$15,951,929

The accompanying notes are an integral part of these statements.

6

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of AbbVie Inc. (“AbbVie”) and selected participating subsidiaries and affiliates may, after their date of hire, voluntarily participate in the Plan. Any eligible employee who begins employment or re-employment on or after January 1, 2022, and any eligible employee who first becomes eligible to participate in the Plan on or after January 1, 2022, shall be covered by the AbbVie Savings Plan Plus (“ASP+”) provisions set forth in the Plan document. The ASP+ provisions provide for automatic enrollment into the Plan and matching contribution and annual company contribution formulas that differ from those that apply to participants who joined the Plan before January 1, 2022. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Empower Retirement serves as the recordkeeper and Empower Trust Company, LLC (“Trustee”) serves as the custodian and trustee.

Mergers

Effective February 12, 2024, ImmunoGen, Inc. became a wholly owned subsidiary of AbbVie. On March 3, 2025, the ImmunoGen, Inc. 401(k) Plan and Trust merged into the Plan and net assets totaling approximately $62.6 million were transferred into the Plan.

Effective August 1, 2024, Cerevel Therapeutics, LLC became a wholly owned subsidiary of AbbVie. On March 3, 2025, the Cerevel Therapeutics, LLC 401(k) Plan merged into the Plan and net assets totaling approximately $41.4 million were transferred into the Plan.

Effective January 23, 2025, Nimble Therapeutics, Inc. became a wholly owned subsidiary of AbbVie. On December 4, 2025, the Nimble Therapeutics, Inc. 401(k) Plan merged into the Plan and net assets totaling approximately $3.0 million were transferred into the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”). The Trust is administered by the Trustee and an investment committee comprised of AbbVie employees (the “Committee”).

Eligible employees electing to participate may choose to make their contributions from pre-tax earnings, after-tax earnings or both. The Plan permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pre-tax or Roth contributions are eligible to make catch-up contributions. The pre-tax contributions are an elective deferral feature, which is a cash or deferred arrangement under the provisions of Section 401(k) of the Internal Revenue Code (“IRC”). All the contributions are subject to certain limitations of the IRC. Participant contributions may be invested in any of the investment options offered by the Plan.

7

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN – Continued

Contributions and Vesting - Continued

Eligible employees who are not covered by ASP+ and who elect to participate in the Plan may contribute from 2% to 50% of their eligible earnings to the Trust. Eligible employees covered by ASP+ and who elect to participate in the Plan may contribute from 1% to 50% of their eligible earnings to the Trust. Following the 30-day period from an employee’s hire or eligibility date, employees covered by ASP+ who have not affirmatively enrolled in the Plan and elected a specified contribution type and percentage or who have not opted out of automatic contributions, will be automatically enrolled in the Plan to contribute 3% of their pre-tax earnings.

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Catch-up contributions are not eligible for matching contributions. The amount of the employer matching contribution for participants not covered by ASP+ is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2025, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan. For participants covered by ASP+, contributions are matched dollar for dollar up to 6% of the participant’s eligible earnings.

In addition, ASP+ participants receive an annual employer contribution if the ASP+ participant is employed by AbbVie on the last day of the Plan year or separated from employment during the Plan year due to death or qualifying retirement. The annual employer contribution is equal to a percentage of eligible compensation based on each eligible ASP+ participant’s age plus years of credited service according to the following schedule:

Age + Years of Credited Service (whole years)	Contribution Percentage
Less than 30	2%
30-39	3%
40-49	4%
50-59	5%
60-69	6%
70 or more	7%

Employer contributions are invested according to the employee’s investment elections.

The Plan offers a variety of investment options, including AbbVie common shares. AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer funds to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the Plan administrator.

8

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer matching contributions is based on the following vesting schedule:

Vesting
Years of Credited Service	Percentage
Less than 2 years	0%
2 years or more	100%

Vesting in the annual employer contribution for ASP+ participants is based on the following vesting schedule:

Vested
Years of Credited Service	Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited upon the earlier of (a) the date of distribution of the vested portion of the participant’s full balance or (b) the date on which the participant incurs five consecutive “break years” (i.e., a 12-consecutive month period of severance). Forfeitures are used to (1) restore any forfeitures of participants who are reemployed with AbbVie before incurring five consecutive break years, (2) fund corrective allocations or contributions and/or (3) reduce future employer contributions. In 2025, forfeitures reduced AbbVie’s employer contributions by approximately $4.1 million. Approximately $3.6 million and $1.8 million of forfeitures were available at the end of 2025 and 2024, respectively.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive distributions in cash and/or AbbVie common shares and may receive them in installments, lump sums or direct rollovers, as applicable. Also, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made or commence by the 1st of April following the year the participant reaches age 73. When participants defer distributions, their account balance remains in the Plan, and they may continue to transfer funds among the Plan’s investment options. In-service withdrawals are available in certain circumstances as defined by the Plan. The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

9

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN - Continued

Administrative Expenses

Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. All other expenses incident to the administration of the Plan and Trust are charged to the Trust, except to the extent AbbVie pays such expenses directly. Expenses paid by AbbVie are excluded from these financial statements. To the extent that any expense is specifically attributable to a participant’s account (including, but not limited to, a managed account service fee, loan fee, Qualified Domestic Relations Order review fee, brokerage fee, or check fee), such expense is charged to the account of the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer contributions and allocations of plan earnings and charged with any participant account fees. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, subject to IRC limitations and restrictions and Plan rules, and may have one or two loans outstanding. The loans are secured by the balance in the participant’s account. Participants pay interest on such loans at the prime rate on the first business day of the month the loan is made. Loans must be repaid within five years unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years. Repayment is made through periodic payroll deductions, but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period who do not repay their loan before distribution of their Plan account, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

10

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Interest bearing cash - Valued at its holding amount.

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.

Self-directed brokerage accounts – Include various securities, mainly consisting of cash and cash equivalents, common stock, exchange-traded funds, and mutual funds, which are valued at the closing price reported in the active market in which the securities are traded.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

●	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access;
●	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and
●	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2025	Level 1	Level 2	Level 3	Total
Interest bearing cash	$25	$—	$—	$25
Common stock	3,047,016	—	—	3,047,016
Mutual funds	5,288	—	—	5,288
Collective trust funds	12,461,950	—	—	12,461,950
Self-directed brokerage accounts	204,031	—	—	204,031
Total assets at fair value	$15,718,310	$—	$—	$15,718,310

	Basis of Fair Value Measurement
2024	Level 1	Level 2	Level 3	Total
Interest bearing cash	$93	$—	$—	$93
Common stock	2,583,223	—	—	2,583,223
Mutual funds	3,255	—	—	3,255
Collective trust funds	10,447,456	—	—	10,447,456
Self-directed brokerage accounts	149,210	—	—	149,210
Total assets at fair value	$13,183,237	$—	$—	$13,183,237

11

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2025 and 2024.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE C – INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2025	2024
AbbVie common shares, 11,638,215 and 12,340,181 shares, respectively, (dollars in thousands)	$2,659,216	$2,192,850
Market value per share	$228.49	$177.70

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2025, the Plan received $79.0 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated or contributions discontinued at any time by AbbVie upon written notice to the Trustee and the Committee. All participants’ account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

12

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE F - TAX STATUS

The Plan has received a determination letter from the IRS dated August 20, 2018, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

13

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value
*AbbVie Inc., common stock		$2,659,216

Abbott Laboratories, common stock		387,800

Interest bearing cash		25

Money market fund
Vanguard Federal Money Market		5,288

Collective trust funds
Capital Group EuroPacific Growth Trust, Class U2		353,033
Capital Group Growth Fund of America, Class U4		1,225,666
Capital Group Washington Mutual Investors Trust, Class U3		493,597
FIAM Core Plus Collective Investment Trust Class U		402,607
Galliard Stable Return Fund W		353,966
Galliard Managed Income Fund Core		100,810
State Street Target Retirement 2025 Securities Lending Series Fund Class IV		387,584
State Street Target Retirement 2030 Securities Lending Series Fund Class IV		674,828
State Street Target Retirement 2035 Securities Lending Series Fund Class IV		795,215
State Street Target Retirement 2040 Securities Lending Series Fund Class IV		829,694
State Street Target Retirement 2045 Securities Lending Series Fund Class IV		695,552
State Street Target Retirement 2050 Securities Lending Series Fund Class IV		516,905
State Street Target Retirement 2055 Securities Lending Series Fund Class IV		331,540
State Street Target Retirement 2060 Securities Lending Series Fund Class IV		191,110
State Street Target Retirement 2065 Securities Lending Series Fund Class IV		72,978
State Street Target Retirement 2070 Securities Lending Series Fund Class IV		4,496
State Street Target Retirement Income Securities Lending Series Fund Class IV		233,279
State Street Global Allcap Equity Ex-US Index Securities Lending Series Fund Class X		759,598
State Street S&P 500 Index Securities Lending Series Fund Class X		2,707,096
State Street US Bond Index Securities Lending Series Fund Class X		286,229
State Street US Extended Market Index Securities Lending Series Fund Class X		809,291
Wellington CIF II SMID Cap Research Class S5		236,876

Self-directed brokerage accounts		204,031

*Loans to participants, 3.25% to 9.50%		81,721

		$15,800,031

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

15

AbbVie Puerto Rico Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2025 and 2024 and for the Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

AbbVie Puerto Rico Savings Plan

CONTENTS

December 31, 2025 and 2024 and for the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of AbbVie Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025, and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 24, 2026

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

(Dollars in thousands)

	2025	2024
Assets
Cash	$3	$56
Investments, at fair value	665,280	552,504
Employer contributions receivable	1,773	1,345
Notes receivable from participants	7,771	6,230

NET ASSETS AVAILABLE FOR BENEFITS	$674,827	$560,135

The accompanying notes are an integral part of these statements.

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2025

(Dollars in thousands)

Additions
Contributions
Employer	$7,547
Participant	12,955
Rollovers	491

Total contributions	20,993

Investment income
Net appreciation in fair value of investments	114,351
Interest and dividends	10,745

Net investment income	125,096

Interest income on notes receivable from participants	510

Total additions	146,599

Deductions
Benefits paid to participants	31,513
Other expenses	394

Total deductions	31,907

NET INCREASE	114,692

Net assets available for benefits
Beginning of year	560,135

End of year	$674,827

The accompanying notes are an integral part of these statements.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, employees of AbbVie Inc.’s (“AbbVie”) selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after their date of hire, voluntarily participate in the Plan. Any eligible employee who begins employment or re-employment on or after January 1, 2022, and any eligible employee who first becomes eligible to participate in the Plan on or after January 1, 2022, shall be covered by the AbbVie Puerto Rico Savings Plan Plus (“ASP+”) provisions set forth in the Plan document. The ASP+ provisions provide for automatic enrollment into the Plan and matching contribution and annual employer contribution formulas that differ from those that apply to participants who joined the Plan before January 1, 2022. The Plan’s sponsor is AbbVie Ltd. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Empower Retirement serves as the recordkeeper of the Plan and Empower Trust Company, LLC (“Custodian”) serves as the custodian. Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian, and an investment committee comprised of AbbVie employees (the “Committee”).

Eligible employees electing to participate may choose to make their contributions from either pre-tax earnings or after-tax earnings or both, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pre-tax contribution are eligible to make catch-up contributions. Participants’ pre-tax contributions are an elective deferral feature, which is a cash or deferred arrangement under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (“Puerto Rico Code”), as amended. All the contributions are subject to certain limitations of the Puerto Rico Code. Participant contributions may be invested in any of the investment options offered by the Plan.

Eligible employees who are not covered by ASP+ and who elect to participate in the Plan may contribute from 2% to 50% of their eligible earnings to the Trust. Eligible employees covered by ASP+ and who elect to participate in the Plan may contribute from 1% to 50% of their eligible earnings to the Trust. Following the 30-day period from an employee’s hire or eligibility date, employees covered by ASP+ who have not affirmatively enrolled in the Plan and elected a specified contribution type and percentage or who have not opted out of automatic contributions, will be automatically enrolled in the Plan to contribute 3% of their pre-tax earnings.

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Catch-up contributions are not eligible for matching contributions. The amount of the employer matching contribution for participants not covered by ASP+ is determined by the Board of Directors of AbbVie Ltd. and for the year ended December 31, 2025, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan. For participants covered by ASP+, contributions are matched dollar for dollar up to 6% of the participant’s eligible earnings.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

In addition, ASP+ participants receive an annual employer contribution if the ASP+ participant is employed by the Company on the last day of the Plan year or separated from employment during the Plan year due to death or qualifying retirement. The annual employer contribution is equal to a percentage of eligible compensation based on each eligible ASP+ participant’s age plus years of credited service according to the following schedule:

Age + Years of Credited Service (whole years)	Contribution Percentage
Less than 30	2%
30-39	3%
40-49	4%
50-59	5%
60-69	6%
70 or more	7%

Employer contributions are invested according to the employee’s investment elections.

The Plan offers a variety of investment options, including AbbVie common shares. AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer funds to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer matching contributions is based on the following vesting schedule:

Years of Credited Service	Vesting Percentage
Less than 2 years	0%
2 years or more	100%

Vesting in the annual employer contribution for ASP+ participants is based on the following vesting schedule:

Years of Credited Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited upon the earlier of (a) the date of distribution of the vested portion of the participant’s full balance or (b) the date on which the participant incurs five consecutive “break years” (i.e., a 12-consecutive month period of severance). Forfeitures are used to (1) restore any forfeitures of participants who are reemployed with the Company before incurring five consecutive break years, (2) fund corrective allocations or contributions and/or (3) reduce future employer contributions. In 2025, approximately $41,000 of forfeitures were used to reduce AbbVie’s employer contributions. As of December 31, 2025 and 2024, approximately $76,400 and $34,600, respectively, of forfeitures were available.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable. Also, participants may elect to defer distribution to a future date, but, after termination of employment, distribution must be made or commence by the 1st of April following the year the participant reaches age 73. When participants defer distributions, their account balance remains in the Plan, and they may continue to transfer funds among the Plan’s investment options. Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations. In-service withdrawals are available in certain other circumstances as defined by the Plan. The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

Administrative Expenses

Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. All other expenses incident to the administration of the Plan and Trust are charged to the Trust, except to the extent the Company pays such expenses directly. Expenses paid by the Company are excluded from these financial statements. To the extent that any expense is specifically attributable to a participant’s account (including, but not limited to, a managed account service fee, loan fee, Qualified Domestic Relations Order review fee, brokerage fee, or check fee), such expense is charged to the account of the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer contributions and allocations of plan earnings and charged with any participant account fees. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, subject to the Puerto Rico Code limitations and restrictions and Plan rules, and may have one or two loans outstanding. The loans are secured by the balance in the participant’s account. Participants pay interest on such loans at the prime rate on the first business day of the month the loan is made. Loans must be repaid within five years unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years. Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with the Company during the repayment period who do not repay their loan before distribution of their Plan account, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.

Self-directed brokerage accounts – Include various securities, mainly consisting of cash and cash equivalents, common stock, and exchange-traded funds, which are valued at the closing price reported in the active market in which the securities are traded.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

●	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access;
●	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and
●	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2025	Level 1	Level 2	Level 3	Total
Common stock	$329,280	—	—	$329,280
Mutual funds	8,595	—	—	8,595
Collective trust funds	325,555	—	—	325,555
Self-directed brokerage accounts	1,850	—	—	1,850
Total assets at fair value	$665,280	$—	$—	$665,280

	Basis of Fair Value Measurement
2024	Level 1	Level 2	Level 3	Total
Common stock	$276,713	—	—	$276,713
Mutual funds	41,065	—	—	41,065
Collective trust funds	233,155	—	—	233,155
Self-directed brokerage accounts	1,571	—	—	1,571
Total assets at fair value	$552,504	$—	$—	$552,504

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2025 and 2024.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2025	2024
AbbVie common shares, 1,228,784 and 1,290,504 shares, respectively (dollars in thousands)	$280,765	$229,322
Market value per share	$228.49	$177.70

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2025, the Plan received $8.3 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated or contributions discontinued at any time by AbbVie Ltd. upon written notice to the Trustee and Committee. All participants’ account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE F - TAX STATUS

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (“Treasury”) dated February 6, 2024, stating that the Plan is qualified under Section 1081.01 of the Puerto Rico Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

EIN: 980429860, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

*AbbVie Inc., common stock		$280,765

Abbott Laboratories, common stock		48,515

Money market fund
Vanguard Federal Money Market Fund		80

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		8,515

Collective trust fund
Capital Group Growth Fund of America Class U4		31,418
Capital Group Washington Mutual Investment Trust Class U3		8,946
FIAM Core Plus Collective Investment Trust Class U		15,715
State Street Target Retirement 2025 Securities Lending Series Fund Class IV		13,164
State Street Target Retirement 2030 Securities Lending Series Fund Class IV		16,807
State Street Target Retirement 2035 Securities Lending Series Fund Class IV		14,099
State Street Target Retirement 2040 Securities Lending Series Fund Class IV		10,892
State Street Target Retirement 2045 Securities Lending Series Fund Class IV		7,539
State Street Target Retirement 2050 Securities Lending Series Fund Class IV		4,398
State Street Target Retirement 2055 Securities Lending Series Fund Class IV		4,573
State Street Target Retirement 2060 Securities Lending Series Fund Class IV		3,673
State Street Target Retirement 2065 Securities Lending Series Fund Class IV		2,169
State Street Target Retirement 2070 Securities Lending Series Fund Class IV		321
State Street Target Retirement Income Securities Lending Series Fund Class IV		11,051
State Street Global Allcap Equity Ex-US Index Securities Lending Series Fund Class X		30,340
State Street S&P 500 Index Securities Lending Series Fund Class X		63,691
State Street US Bond Index Securities Lending Series Fund Class X		14,494
State Street US Extended Market Index Securities Lending Series Fund Class X		17,903
Wellington CIF II SMID Cap Research Class S5		3,348
Galliard Stable Return Fund X		51,014

Self-directed brokerage accounts		1,850

*Loans to participants, 3.25% to 8.50%		7,771

		$673,051

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 24, 2026	By:	/s/ Andrew Brown
Andrew Brown
Plan Administrator